Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent the use of our auditor’s report dated March 21, 2023, with respect to the consolidated financial statements of Bragg Gaming Group Inc. and its subsidiaries as at December 31, 2022 and for each of the years in the two year period ended December 31, 2022 included in the Annual Report on Form 40-F of Bragg Gaming Group Inc. for the year ended December 31, 2022, as filed with the United States Securities Exchange Commission (“SEC”).

We also consent to the incorporation by reference in the Registration Statement No. 333-259004 on Form F-10, of our auditor’s report dated March 21, 2023, with respect to the consolidated financial statements of Bragg Gaming Group Inc. and its subsidiaries as at December 31, 2022 and for each of years in the two year period ended December 31, 2022, as included in the Annual Report on Form 40-F for the year ended December 31, 2022 as filed with the SEC.

We also consent to the reference to our firm under the heading “Interest of Experts” in the Registration Statement.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

March 21, 2023

Toronto, Canada